

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Rick Dunn
Chief Financial Officer
Satellogic Inc.
Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamérica
Montevideo, 91600, Uruguay

> **Re: Satellogic Inc.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed November 5, 2021**
> **File No. 333-258764**

Dear Mr. Dunn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-4

Director Nominations, page 235

1. We note your disclosure that Hannover will have the right to nominate a person of its choice to serve on the PubCo Board as of the date of the consummation of the Business Combination as director. Please tell us whether such right is set forth in an agreement. If so, please revise your disclosure and file the agreement as an exhibit to the registration statement.

Consent of WithumSmith+Brown, PC., page II-2

2. We note a currently-dated consent of WithumSmith+Brown, PC, has not been provided with your latest amendment. Please file an amendment with currently-dated consents

from all of your auditors. Refer to Item 601(b)(23) of Regulation S-K for guidance.

<u>Signatures, page II-5</u>

3.   Please revise to include the appropriate signatures. See Instructions 1 and 2 for signatures on Form F-4.

You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing